

Mail Stop 3628

June 25, 2021

Eric Duenwald
President
Synchrony Card Funding, LLC
777 Long Ridge Road
Stamford, CT 06902

>   **Re: Synchrony Card Funding, LLC**
>   **Synchrony Card Issuance Trust**
>   **Registration Statement on Form SF-3**
>   **Filed June 24, 2021**
>   **File Nos. 333-257355 and 333-257355-01**

Dear Mr. Duenwald:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

>   Sincerely,
>
>   /s/ Arthur C. Sandel
>
>   Arthur C. Sandel
>   Special Counsel
>   Office of Structured Finance

cc: Paul Clancy, Esq.
        Synchrony Bank

        Jan C. Stewart, Esq.
        Mayer Brown LLP